222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com
February 26, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Elisabeth M. Bentzinger

Re:	Aston Funds (the “Registrant” or the “Trust”)
1933 Act. File No. 033-68666
1940 Act File No. 811-08004
Post-Effective Amendment No. 160

Dear Ms. Bentzinger:

On December 30, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 160 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the annual update to the Trust’s Registration Statement. You provided comments on the Registration Statement to Vedder Price P.C. by telephone on February 6, 2015. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus and Statement of Additional Information included in Post-Effective Amendment No. 160 filed with the Commission on December 30, 2014 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about February 27, 2015 (the “485(b) Filing”).

Summary Prospectus – General

1.     Comment:    Please complete fee and expense information and other missing and bracketed information.

        Response:    All missing and bracketed information will be included in the 485(b) Filing. Rule 485(b)(1)(i) provides that a post-effective amendment filed for the purpose of bringing the financial statements up to date and making non-material changes shall be effective

February 26, 2015

upon filing. The 485(b) Filing includes fee and expense information and other information derived from the most recent financial statements, and other changes that the Registrant believes are non-material.

2.     Comment:    In the “Principal Investment Strategies” section in the summary section of the Prospectus for each Fund, consider including applicable definitions from the “Investment Terms” section.

        Response:    Registrant believes that the summary sections of the prospectus include such defined terms as are necessary for the summary prospectus to serve as a stand-alone document (e.g., market cap definitions). Registrant believes that including all defined terms from the “Investment Terms” section in each summary prospectus would be duplicative and is not necessary to enhance understanding of the summary prospectus.

3.     Comment:    For each Fund with a market capitalization policy, please disclose (1) the market capitalization range of the companies in an appropriate index as of December 31, 2014, and (2) whether the policy requires the sale of a security in the event the issuer’s market capitalization moves outside the range of the market capitalizations of the companies in the applicable index.

        Response:    Registrant confirms that index ranges are disclosed for each Fund that defines market capitalization by reference to an index, and that each Fund has stated its policy regarding market value fluctuations.

4.     Comment:    With respect to a Fund’s criteria for selling securities, please clarify descriptive terms such as “strong sell discipline,” and “structured sell discipline.”

        Response:    Registrant believes that the description regarding the criteria for selling securities of each Fund, coupled with the additional disclosure in the “Additional Information Regarding Investment Strategies” section, is adequate and is consistent with the manner in which each sub-adviser characterizes its investment process. Registrant has changed the term “strong” to “structured.”

5.     Comment:    For Funds with a name subject to Rule 35d-1, please confirm how derivative instruments held by the Funds are valued for purposes of determining compliance with the 80% test under Rule 35d-1 (each, a “Rule 35d-1 Policy”).

        Response:    The Registrant notes, as a practical matter, the Funds with Rule 35d-1 Policies currently make relatively limited use of derivatives contracts and would satisfy such policies by using the market values of their derivatives contracts. Consistent with the purposes

February 26, 2015

of Rule 35d-1, however, the Registrant believes it is appropriate and consistent with industry practice to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For purposes of determining compliance with each Fund’s Rule 35d-1 Policy, Registrant reserves the right in the future to account for a derivative position by reference to either its market value or notional value, depending on the circumstances, to the extent not inconsistent with then-current interpretive guidance of the Commission or its staff.

6.     Comment:    To the extent that Portfolio Turnover Risk appears as a risk factor, add corresponding disclosure to the strategy section and vice versa.

        Response:    Registrant has made the requested change.

ASTON/Fairpointe Mid Cap Fund

7.     Comment:    The Fund defines a mid-cap company as one having a market capitalization of between $1 billion and $15 billion at the time of acquisition. Please explain the basis for this definition of mid-cap company.

        Response:    The Registrant believes that the Russell Midcap Index is generally considered representative of the mid-cap segment of the U.S. stock market. As of December 31, 2014, the median market capitalization of a company included in the Russell Midcap Index was $6.322 billion and the largest company by market capitalization included in the index had a market capitalization of $33.457 billion. Using these figures as a guidepost, the Registrant believes that defining a mid-cap company as one having a market capitalization of between $1 and $15 billion at the time of acquisition is appropriate.

ASTON/TAMRO Small Cap Fund

8.     Comment:    Please revise the “Principal Risks” section of the Prospectus to include “Mid-Cap Company Risk.”

        Response:    The Registrant has revised the Prospectus in response to the staff’s comment.

ASTON/River Road Independent Value Fund

9.     Comment:    Please revise the “Principal Risks” section of the Prospectus to (a) include “Mid-Cap Company Risk,” and (b) disclose the risks of large cash balances.

February 26, 2015

        Response:    The Registrant has revised the Prospectus in response to the staff’s comment.

ASTON/LMCG Small Cap Fund

10.  Comment:    Please conform the “Principal Risks” section and the “Principal Investment Strategies” section of the Prospectus summary to be consistent.

        Response:    The Registrant has revised the Prospectus in response to the staff’s comment.

ASTON/DoubleLine Core Plus Fixed Income Fund (“DL Fund”); ASTON/TCH Fixed Income Fund (“TCH Fund”)

11.  Comment:    In the “Principal Investment Strategies” section of the Prospectus, you requested disclosure of any rating or duration policies for fixed income securities, including whether a Fund may invest in distressed securities. You also asked that there be a corresponding principal risk for each principal investment strategy and vice versa.

        Response:    With respect to the DL Fund, Registrant had added a policy regarding distressed securities. The DL Fund and TCH Fund do not otherwise have stated policies on ratings or duration. Registrant has clarified that each Fund may invest in securities of any rating and has revised the high yield risk factor to add disclosure regarding distressed securities.

12.  Comment:    Consider adding risk disclosure regarding heightened volatility and reduced liquidity as a result of the Federal Reserve Board’s tapering of quantitative easing and/or increasing interest rates.

        Response:    The Registrant has added the requested risk disclosure.

13.  Comment:    Confirm how the Fund’s investments in floating-rate securities are counted for purposes of determining compliance with each Fund’s Rule 35d-1 Policy.

        Response:    Registrant believes that the term “fixed income instrument” is commonly understood by investors, as evidenced by its frequent usage by other registrants, to indicate debt and income-producing instruments of any kind, including instruments with variable and floating rates of interest. Accordingly, Registrant treats such investments as satisfying the 80% test.

14.  Comment:    If the Funds will write credit default swaps, please confirm that the Funds will segregate assets equal to the notional amount of such swaps written.

February 26, 2015

        Response:    While the Funds do not currently write credit default swaps, the Registrant confirms that, if they were to do so, each Fund will segregate assets as required by Commission guidelines.

ASTON/Lake Partners LASSO Alternatives Fund

15.  Comment:    Explain the basis for breaking out Dividend and Interest Expense on Short Sales as a separate line item of Other Acquired Fund Fees and Expenses. Delete footnotes (a) and (b) to the Fund’s “Annual Fund Operating Expenses” table.

        Response:    Instruction 3(c)(iii) to Item 3 of Form N-1A provides that the Fund may subdivide the “Other Expenses” caption into no more three subcategories that identify the largest expense or expenses of the Fund, so long as the fee and expense table includes a total of such expenses. The Fund is a fund-of-funds that invests primarily in other funds. Acquired Fund Fees and Expenses are the principal “other expenses” of the Fund. Registrant believes it is meaningful and appropriate to break out expenses of the underlying funds into the two distinct categories of expenses incurred by such funds and consistent with the fee table presentation of such funds – i.e., traditional operating expenses and short sale expenses. Registrant believes that the form and instructions, which permit explanation of non-routine items, permit explanation of dividend and interest expense on short sales (Footnote (a)). Footnote (b) regarding the terms of the waiver agreement has been included, in part, in response to prior staff comments to describe the terms of such agreements.

16.  Comment:    Please add additional disclosure to describe Lake Partners’ proprietary LASSO Long and Short Strategic Opportunities strategy.

        Response:    Registrant believes that the LASSO strategy is adequately described.

17.  Comment:    You noted that the risk section includes risk with respect to various instruments not listed as a principal investment strategy including swaps, foreign issuers, private placements, distressed securities, private placements, leveraged exchange-traded funds and non-diversified status.

        Response:    The Fund is a fund-of-funds that invests exclusively in other investment companies. Registrant believes that the summary section adequately describes the Fund’s strategy of investing in other funds including a description of the types of funds that the Fund emphasizes. Registrant has revised the risk factors to clarify that the cited risks are those of underlying funds in which the Fund invests, and not those of the Fund’s direct investments.

18.  Comment:    Please supplementally explain how the Fund’s benchmark, the HFRX Equity Hedge Index, is a broad-based market index.

February 26, 2015

        Response:    The HFRX Equity Hedge Index is designed to be representative of the overall composition of the hedge fund universe. The constituent components of the index are securities representing the full range of hedge fund strategies. Accordingly, Registrant believes that the HFRX Equity Hedge Index is a broad-based index “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter” as required by Instruction 2(b) to Item 4 and Instruction 5 to Item 27(b)(7).

ASTON/Anchor Capital Enhanced Equity Fund

19.  Comment:    In the “Principal Risks” section of the Prospectus, please add risk disclosure about investments in securities of foreign issuers, if applicable.

        Response:    Registrant has revised the disclosure in response to the staff’s comment.

ASTON/River Road Long-Short Fund

20.  Comment:    Please explain supplementally why it is appropriate to break out Dividend and Interest Expense on Short Sales as a separate line item of Other Operating Expenses.

        Response:    Please refer to the discussion in comment 15 above.

21.  Comment:    Add disclosure regarding the Fund’s investments in exchange-traded funds under “Principal Investment Strategies,” if appropriate.

        Response:    The Registrant has revised the Prospectus in response to the staff’s other comments.

ASTON/Barings International Fund

22.  Comment:    In the “Principal Risks” section of the Prospectus for ASTON/Barings International Fund, please add Small- and Mid-Cap Company Risk, if appropriate.

        Response:    Registrant confirms that the Fund’s Prospectus contains disclosure regarding Small- and Mid-Cap Company Risk.

ASTON/Guardian Capital Global Dividend Fund

23.  Comment:    Delete footnote (a) to the “Annual Fund Operating Expenses” table in the Prospectus for ASTON/Guardian Capital Global Dividend Fund. In addition, please consider adding in the “Principal Risks” section risk disclosure to the effect that the Fund is new and may not reach a viable size.

February 26, 2015

        Response:    The Registrant has removed footnote (a) to the “Annual Fund Operating Expenses” table in the Fund’s Prospectus (former footnote (b) will be identified as footnote (a) in the Rule 485(b) filing). The Registrant has also added New Fund Risk to the Fund’s “Principal Risks.”

ASTON/LMCG Emerging Markets Fund

24.  Comment:    In the “Principal Risks” section, please broaden Exchange-Traded and Closed-End Fund Risk to refer to investments in all types of investment companies.

        Response:    The Registrant has added risk disclosure regarding the Fund’s investments in all types of investment companies.

ASTON/Pictet International Fund

25.  Comment:    Please delete footnote (a) to the “Annual Fund Operating Expenses” table. In addition, please consider adding in the “Principal Risks” section risk disclosure to the effect that the Fund is new and may not reach a viable size.

        Response:    The Registrant has removed footnote (a) to the “Annual Fund Operating Expenses” table in the Fund’s Prospectus (former footnote (b) will be identified as footnote (a) in the Rule 485(b) filing). The Registrant has also added New Fund Risk to the Fund’s “Principal Risks.”

ASTON/Montag & Caldwell Balanced Fund

26.  Comment:    Please confirm that each period in the expense example in the Prospectus for ASTON/Montag & Caldwell Balanced Fund reflects the expense cap for one year only, and conform the narrative disclosure.

        Response:    Registrant confirms that each period of the expense example reflects the one-year expense cap and has revised the narrative introduction to the expense example accordingly.

27.  Comment:    In the “Average Annual Total Returns” table in the Prospectus, explain supplementally why the blended index (60% S&P 500 Index, $40% Barclays U.S. Government Credit Bond Index) is a broad-based market index.

        Response:    Registrant notes that each individual index is shown in the performance comparison. Each component index individually is calculated and administered by an organization unaffiliated with the Fund, its investment adviser and principal underwriter, and

February 26, 2015

clearly meets the definition of a broad-based index. In light of the Fund’s investment objective and principal investment strategies, the Registrant believes the blended index is an “appropriate” additional index since the blended index more closely reflects the market for the principal investments of the Fund.

28.  Comment:    Under “Investment Terms,” please revise the definition of “Duration” to include an example describing the effect of a 1% increase in interest rates on the price of fixed income securities with short and long durations. In addition, please remove defined terms from this section that are not used elsewhere in the Prospectus.

        Response:    The Registrant has revised the Prospectus in response to the staff’s comment.

29.  Comment:    Please confirm supplementally that the Registrant has sufficient records to support the information presented in the “Related Performance” section of the Prospectus.

        Response:    Each Fund’s subadviser has represented to the Registrant that it maintains the records required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended, with respect to related performance information and will make such information available to the Registrant upon request.

30.  Comment:    Please revise the disclosure under the heading “Redemptions in Kind” to note that shareholders redeeming shares in kind will remain subject to market risk until securities received in an in-kind redemption are sold.

        Response:    The Registrant has revised the disclosure in response to the staff’s comment.

Statement of Additional Information

30.  Comment:    Please revise the disclosure regarding reverse repurchase agreements in the “Investment Objectives, Strategies and Risk Considerations” to discuss the leverage risk associated with the use of reverse repurchase agreements.

        Response:    The Registrant has revised the disclosure in response to the staff’s comment.

31.  Comment:    In the discussion of borrowing in the “Investment Objectives, Strategies and Risk Considerations” section, please clarify that the stated investment restrictions apply on an ongoing basis and not simply at the time a security is purchased.

February 26, 2015

        Response:    The Registrant has revised the disclosure in response to the staff’s comment.

32.  Comment:    Please explain supplementally the basis for the statement in the “Investment Restrictions” section to the effect that the Registrant does not look through to the underlying funds in which ASTON/Lake Partners LASSO Alternatives Fund invests to determine compliance with the Fund’s fundamental investment restrictions, such that the Fund may indirectly participate in certain investment strategies that are prohibited under the Fund’s stated fundamental investment restrictions.

        Response:    The Fund is a fund-of-funds that invests in other unaffiliated investment companies. The Fund does not invest in any other investment company for the purposes of exercising control. Under these circumstances, Registrant is not aware of any requirement to consolidate the holdings of underlying funds for purposes of determining compliance with the Fund’s investment policies and restrictions. Registrant has clarified the disclosure.

33.  Comment:    The description of illiquid securities in the “Investment Objectives, Strategies and Risk Considerations” section and elsewhere states that a Fund may invest up to 15% of its net assets in securities that are illiquid. Please clarify that this 15% limitation applies on an ongoing basis and not simply at the time a security is purchased.

        Response:    The Registrant has revised the disclosure in response to the staff’s comment.

34.  Comment:    You noted that the “Trustees and Officers of the Trust—Board of Trustees, Leadership Structure and Committees—Board Structure” section states that the Valuation Committee of the Board of Trustees did not meet during the fiscal year ended October 31, 2014. Please explain why the Committee did not meet.

        Response:    The Valuation Committee did not meet during the fiscal year because no situations arose that required a special meeting of the Committee pursuant to the Valuation Policies and Procedures of the Trust. Registrant notes that the Valuation Policies and Procedures set forth valuation methodologies for certain “fair value” situations that are recurring. The Valuation Policies and Procedures also delegate certain functions to a Pricing Committee, comprised of officers of the Fund and investment adviser. The Board receives regular reports on valuation matters.

35.  Comment:    Please revise the “Disclosure of Portfolio Holdings” section to list all recipients of portfolio holdings information prior to the date of its public disclosure.

February 26, 2015

        Response:    Registrant does not currently provide portfolio holdings information to any recipients prior to the date of public disclosure.

36.  Comment:    There is no internal cross-reference in the Statement of Additional Information to Appendix A—Ratings of Investments. Add a cross-reference to this appendix or, if appropriate, removing the appendix.

        Response:    The Registrant has revised the disclosure in response to the staff’s comment.

General

37.  Comment:    Please explain supplementally the legal basis for not obtaining and filing as an exhibit to the Registration Statement a consent of Sullivan & Worcester LLP, counsel to the Independent Trustees.

        Response:    Section 7(a) of the Securities Act of 1933 requires that a written consent be filed as an exhibit to a registration statement by any accountant, engineer, appraiser or other person whose profession gives authority to a statement made by him who “is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement . . . .” Sullivan & Worcester LLP serves as counsel to the independent trustees only and, in such capacity, does not provide any of the foregoing certifications.

*        *        *

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt

JCT/jct